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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

                                  PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                            ------------------------
                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)
                                CSX CORPORATION
                            GREEN ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                        SERIES A ESOP CONVERTIBLE JUNIOR
                       PREFERRED STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT AVAILABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  MARK G. ARON
                                CSX CORPORATION
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                         RICHMOND, VIRGINIA 23219-4031
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                WITH A COPY TO:

                                PAMELA S. SEYMON
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000
                            ------------------------
                           CALCULATION OF FILING FEE
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
     TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
---------------------------------      ---------------------------------
         $1,652,061,470                            $330,413

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 17,860,124 Shares of Common Stock, par value
   $1.00 per share, or Series A ESOP Convertible Junior Preferred Stock, without par value, of Conrail Inc. at $92.50 net per share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Green Acquisition Corp. for such number of Shares.
                            ------------------------
/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                 Not applicable
Form or Registration No.:               Not applicable
Filing Party:                           Not applicable
Date Filed:                             Not applicable

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

 CUSIP NO. 208368 10 0
                                                               Page 1 of 2 pages

                                      14D-1

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1.     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       CSX CORPORATION
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) / /
                                                                                                 (b) /X/
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS
       BK, WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)   / /
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       VIRGINIA
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7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0       See Section 13 of the Offer to Purchase, dated October 16, 1996 filed as Exhibit (a)(1)
               hereto
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8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                      / /
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9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       0%
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10.    TYPE OF REPORTING PERSON
       HC and CO
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

                                                               page 2 of 2 pages

 CUSIP NO. 208368 10 0

                                      14D-1

----------------------------------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       GREEN ACQUISITION CORP.
----------------------------------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) / /
                                                                                                 (b) /X/
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS
       AF
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)    / /
----------------------------------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       PENNSYLVANIA
----------------------------------------------------------------------------------------------------------
7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
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8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                      / /
----------------------------------------------------------------------------------------------------------
9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       0%
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10.    REPORTING PERSON
       CO
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

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Conrail Inc., a Pennsylvania corporation (the "Company"). The address of the Company's principal executive offices is 2001 Market Street, Two Commerce Square, Philadelphia, Pennsylvania 19101-1417.

     (b) This Statement on Schedule 14D-1 relates to the offer by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("Parent"), to purchase an aggregate of 17,860,124 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of the Company, including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 1996 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $92.50 per Share, net to the tendering shareholder in cash. At October 10, 1996, 80,178,281 Common Shares and 9,571,086 ESOP Preferred Shares were outstanding. The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information set forth under "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is being filed by Purchaser and Parent. The information set forth under "Introduction" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

     (e)-(f) During the last five years, neither Purchaser, Parent nor any persons controlling Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
        COMPANY.

     (a)-(b) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; Plans for the Company," "Merger Agreement; Other Agreements," "Certain Information Concerning the Company" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth under "Introduction" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; Plans for the Company" and "Merger Agreement; Other Agreements" in the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth under "Introduction" and "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth under "Introduction," "Certain Information Concerning Purchaser and Parent" and "Merger Agreement; Other Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; Plans for the Company," "Certain Information Concerning Purchaser and Parent," and "Merger Agreement; Other Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth under "Introduction" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)    Offer to Purchase dated October 16, 1996.
   (a)(2)    Letter of Transmittal.
   (a)(3)    Notice of Guaranteed Delivery.
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
   (a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
   (a)(7)    Text of Press Release issued by Parent on October 15, 1996.
   (a)(8)    Form of Summary Advertisement dated October 16, 1996.
   (b)       Not applicable.
   (c)(1)    Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company.
   (c)(2)    Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the
             Company.
   (c)(3)    Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the
             Company.
   (c)(4)    Form of Voting Trust Agreement.
   (d)       Not applicable.
   (e)       Not applicable.
   (f)       Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      CSX CORPORATION

                                      By: /s/  MARK G. ARON

                                        ----------------------------------------
                                        Name: Mark G. Aron
                                        Title: Senior Vice President -- Law and
                                          Public Affairs

Dated:  October 16, 1996

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      GREEN ACQUISITION CORP.

                                      By: /s/  MARK G. ARON

                                        ----------------------------------------
                                        Name: Mark G. Aron
                                        Title: General Counsel and Secretary

Dated:  October 16 , 1996

                                 EXHIBIT INDEX

EXHIBIT
  NO.
--------
(a)(1)     Offer to Purchase dated October 16, 1996.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)     Text of Press Release issued by Parent on October 15, 1996.
(a)(8)     Form of Summary Advertisement dated October 16, 1996.
(b)        Not applicable.
(c)(1)     Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent,
           Purchaser and the Company.
(c)(2)     Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the
           Company.
(c)(3)     Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the
           Company.
(c)(4)     Form of Voting Trust Agreement.
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.